

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 6, 2009

<u>Via U.S. Mail</u>

Mr. Lloyd Hoffman
Chief Financial Officer
Alpha Pro Tech, Ltd.
60 Centurian Drive, Suite 112
Markham, Ontario, Canada L3R 9R2

     RE: **Alpha Pro Tech, Ltd.**
              Form 10-K for the year ended December 31, 2007
              Filed March 20, 2008
              File No. 001-15725

Dear Mr. Hoffman:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief